SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                   SCHEDULE TO
                 Tender Offer Statement under Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 5)

                            NTS-Properties Plus Ltd.
                       (Name of Subject Company (issuer))

                   ORIG, LLC (Offeror and Affiliate of Issuer)
                  J.D. Nichols (Bidder and Affiliate of Issuer)
                 Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons(identifying status as offeror, issuer or other person))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    629421108
                      (CUSIP Number of Class of Securities)

                          J.D. Nichols, Managing Member
                                  of ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                    Copy to:

                             Mark R. Borrelli, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014


[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
         Check the appropriate boxes below to designate any transactions to which the statement relates:
         [X]     third-party tender offer subject to rule 14d-1.
         [ ]     issuer tender offer subject to rule 13e-4.
         [X]     going private transaction subject to Rule 13e-3.
         [ ]     amendment to Schedule 13D under rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Calculation of Filing Fee: Previously Paid




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     This Amendment No. 5 supplements  and amends the Tender Offer  Statement on
Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on November 30, 2000 by ORIG, LLC, a Kentucky limited liability company (the "Offeror"), J.D. Nichols and Brian F. Lavin. The Offeror, Mr. Nichols and Mr. Lavin are all affiliates of the subject company, NTS-Properties Plus Ltd. (the "Partnership"). The Original Statement was subsequently amended by filing Amendment No. 1 on February 14, 2001, Amendment No. 2 on March 6, 2001, Amendment No. 3 on March 13, 2001, and Amendment No. 4 on March 23, 2001. Hereafter, all references to the Original Statement shall refer to the Original Statement, as amended. The Original Statement and this Amendment No. 5 relate to an offer by ORIG to purchase up to 611,266 limited partnership interests in the Partnership. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

     This Amendment No. 5 amends the Original Statement by including a Notice to Investors dated April 10, 2001, notifying them that the Offer is scheduled to expire on April 30, 2001. The Notice to Investors is attached hereto as Exhibit
(c)(9).

Item 12.  Material to be Filed as Exhibits.

(c)(9)            Notice to Investors dated April 10, 2001









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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    April 10, 2001                  ORIG, LLC, a Kentucky limited liability
                                         company.

                                         By:/s/ J. D. Nichols
                                         ---------------------------------------
                                         J.D. Nichols, Managing Member


                                         /s/ J. D. Nichols
                                         ---------------------------------------
                                         J. D. Nichols, individually


                                         /s/ Brian F. Lavin
                                         ---------------------------------------
                                         Brian F. Lavin, individually









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                                    EXHIBITS
                                    --------


Exhibit
Number                    Description
------                    -----------
(c)(9)                    Notice to Investors dated April 10, 2001









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                                                                  EXHIBIT (c)(9)









                               Notice to Investors
                              Dated April 10, 2001











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[GRAPHIC OMITTED]

ORIG, LLC

10172 Linn Station Road
Louisville, Kentucky  40223
(502) 426-4800

April 10, 2001

Dear NTS-Properties Plus Investor:

As of December 31, 2000, independent auditors of the Partnership issued a "going concern" opinion for the Partnership, which reflects the Partnership's inability to obtain working capital and meet payables, raising questions regarding its long term viability. With this in mind,

              There is still time to accept the increased Purchase
             Offer, for your interests in NTS-Properties Plus, Ltd.
                 before it expires on April 30, 2001. The offer
            price is based upon an independent third party appraisal.

On November 30, 2000, ORIG, LLC, an affiliate of the General Partner of NTS-Properties Plus, Ltd. offered to purchase for $1.15 per Interest all of the 611,266 outstanding Interests of NTS-Properties Plus, Ltd. (the "Partnership") that are not owned by affiliates of ORIG, LLC or the Partnership. On March 6, 2001 and March 23, 2001, the purchase price was increased to $1.30 per Interest and extended to April 30, 2001, respectively.

Most commonly asked questions:

1)       Q:       Why should I participate in the tender?

         A: The General Partner of the Partnership has determined that the offer is fair to limited partners and recommends that limited partners participate in the tender based on, among others, the following factors:

                  o The Partnership continues to operate at a deficit and cannot meet capital requirements arising from its joint venture interests, therefore the percentage of the Partnership's ownership in its joint ventures will likely continue to decline, thus lowering the Partnership's value and ultimately the value of the Interests.

                  o As of December 31, 2000, the independent auditors of the Partnership issued a "going concern" opinion for the Partnership, which reflects the Partnership's inability to obtain working capital and meet payables, raising serious questions regarding its long term viability.



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For a more complete description of the factors considered by the General Partner in determining that the offer is fair to investors, see Part I, Section 2 of the February 14, 2001 Supplement to the Offer to Purchase dated November 30, 2000. There are risks associated with both tendering or retaining your Interests. For a description of these risks, see the "Risk Factors" sections of the Offer to Purchase and the Supplement.

2)        Q:   If I do not tender, what will happen to my Interests?

          A: If you do not sell your Interests, you will remain a limited partner as you are today. The value of your Interests may be less in the future than it is today.

3)        Q:   How was the Purchase Price determined for this Offer?

          A: The General Partner hired an independent real estate appraisal firm to estimate the value of the Interests. The appraiser estimated the value of the Interests to be between $(2.13) and $1.45. ORIG originally offered $1.15 per Interest. The offer was later increased to $1.30.

If you have already submitted paperwork to tender your Interests, no additional paperwork is required. You will automatically receive the price of $1.30 per Interest. Please note that neither ORIG nor the Partnership will impose any fees or expenses in connection with the offer. If you have not submitted your paperwork and wish to do so, you have until 11:59 p.m. Eastern Standard Time on Monday, April 30, 2001, in order to receive the purchase price of $1.30 per Interest.

The terms and conditions described in the Offer to Purchase and the Letter of Transmittal dated November 30, 2000, the February 14, 2001 Supplement to the Offer to Purchase and the March 6, 2001 and March 13, 2001 notices to investors are applicable in all respects to the offer. This notice should be read in connection with the Offer to Purchase, the Letter of Transmittal, the Supplement and the notices to investors. If you have any further questions regarding this offer, please call (800) 928-1492 extension 212. The offer will expire on April 30, 2001. Payments will be mailed no later than May 7, 2001.



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